plunge™

Reboot Labs LLC
(the "Company")
A California Limited Liability Company

Financial Statements (unaudited) and Independent Accountant's Review Report

Years Ended December 31, 2024 & 2023

# TABLE OF CONTENTS

www.rnbcapitalcpas.com
954-399-1914

RNB CAPITAL

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Reboot Labs LLC Management

We have reviewed the accompanying financial statements of Reboot Labs LLC (the Company), d/b/a Plunge which comprise the statement of financial position as of December 31, 2024 & 2023 and the related statements of operations, statement of changes in members' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements:**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility:**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion:**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

RNB Capital LLC

Tamarac, FL
April 17, 2025

## REBOOT LABS LLC
## STATEMENT OF FINANCIAL POSITION (BALANCE SHEET)

| | | As of December 31, | |
|---|---|---|---|
| | | 2024 | 2023 |
| **ASSETS** | | | |
| ***Current Assets:*** | | | |
| Cash and Cash Equivalents | $ | 2,811,640 | 5,559,188 |
| Accounts Receivable | | 452,598 | 1,340,388 |
| Prepaid Expenses | | 189,460 | 542,299 |
| Inventory | | 11,834,774 | 14,402,150 |
| Warranty Receivable | | 732,545 | 20,000 |
| Other Current Assets | | 136,684 | 391,356 |
| ***Total Current Assets*** | | 16,157,703 | 22,255,380 |
| ***Non-Current Assets:*** | | | |
| Fixed Assets - Net | $ | 2,506,092 | 1,569,352 |
| Intangible Assets - Net | | 282,042 | 327,487 |
| Right of Use Asset - Net | | 4,248,814 | 793,892 |
| Other Non-Current Asset | | 116,129 | - |
| ***Total Non-Current Assets*** | | 7,153,077 | 2,690,731 |
| **TOTAL ASSETS** | | 23,310,780 | 24,946,111 |
| | | | |
| **LIABILITIES AND EQUITY** | | | |
| ***Current Liabilities:*** | | | |
| Accounts Payable | $ | 3,572,028 | 6,017,211 |
| Accrued Expenses | | 4,025,969 | 3,413,192 |
| Deferred Revenue | | 2,322,233 | 7,445,744 |
| Lease Liability - ST | | 911,988 | 726,843 |
| Sales Tax Payable | | 794,027 | 2,588,515 |
| Loan Payable - Current | | 341,777 | 14,604 |
| Convertible Note - Related Party | | 150,000 | - |
| Convertible Note | | 250,000 | - |
| Notes Payable | | 36,402 | 3,462,982 |
| ***Total Current Liabilities*** | | 12,404,423 | 23,669,091 |
| ***Non-Current Liabilities:*** | | | |
| Loan Payable - Non Current | $ | 11,556,637 | 55,018 |
| Lease Liability - LT | | 3,551,540 | - |
| SAFE Notes | | 682,000 | - |
| ***Total Non-Current Liabilities*** | | 15,790,177 | 55,018 |
| ***TOTAL LIABILITIES*** | | 28,194,600 | 23,724,108 |
| **EQUITY** | | | |
| Member Capital | $ | 11,133 | 11,133 |
| Member Distributions | | (2,812,771) | (1,644,876) |
| Member Incentive Units | | 518,437 | 325,881 |
| Retained Earnings (Deficit) | | (2,600,619) | 2,529,865 |
| ***TOTAL EQUITY*** | | (4,883,820) | 1,222,003 |
| **TOTAL LIABILITIES AND EQUITY** | $ | 23,310,780 | 24,946,111 |

See Accompanying Notes to these Unaudited Financial Statements

**REBOOT LABS LLC**
**STATEMENT OF OPERATIONS**

| | | Year Ended December 31, | |
|---|---|---|---|
| | | **2024** | **2023** |
| **Revenues** | | | |
| **Net Revenues** | $ | 82,459,476 | 81,704,413 |
| **Cost of Goods Sold** | | 52,208,839 | 53,172,878 |
| **Operating Lease Expense - COGS** | | 449,791 | 437,331 |
| **Gross Profit** | | 29,800,846 | 28,094,204 |
| | | | |
| **Operating Expenses** | | | |
| Advertising and Marketing | $ | 14,568,546 | 14,283,962 |
| Payroll Expense | | 10,808,997 | 5,747,688 |
| General and Administrative | | 4,407,673 | 4,581,518 |
| Legal and Professional | | 554,247 | 494,015 |
| Research and Development | | 2,279,572 | 508,792 |
| Operating Lease Expense | | 288,747 | 161,752 |
| Bad Debt | | 1,213 | - |
| Amortization | | 45,445 | 26,963 |
| Depreciation | | 464,651 | 143,068 |
| ***Total Operating Expenses*** | | **33,419,089** | **25,947,759** |
| ***Total Loss from Operations*** | | **(3,618,243)** | **2,146,445** |
| ***Other (Expense)*** | | | |
| Interest Income | $ | 13,334 | 2,269 |
| Other Income | | 905,616 | 4,888 |
| Interest Expense | | (1,582,157) | (173,428) |
| Realized Gain or Loss | | 24 | - |
| Impairment Loss | | - | (13,756) |
| Loss on Asset Disposal | | (319,825) | - |
| Other Expenses | | (529,232) | (28,309) |
| ***Total Other Income (Expense)*** | | **(1,512,241)** | **(208,336)** |
| ***Net Income (Loss)*** | **$** | **(5,130,484)** | **1,938,109** |

See Accompanying Notes to these Unaudited Financial Statements

**REBOOT LABS LLC**
**STATEMENT OF CHANGES IN MEMBERS' EQUITY**

| | Member's Capital | | Member | Member Incentive | Retained earnings | Total Member's |
|---|---|---|---|---|---|---|
| | Units | $ Amount | Distribution | Units | (Deficit) | Equity |
| Beginning balance at 1/1/23 | 1,000,000 | 11,133 | (979,061) | 248,691 | 591,755 | (127,482) |
| Distribution | - | - | (665,815) | - | - | (665,815) |
| Member Incentive Vesting | - | - | - | 77,190 | - | 77,190 |
| Net income | - | - | - | - | 1,938,109 | 1,938,109 |
| Ending balance at 12/31/23 | 1,000,000 | 11,133 | (1,644,876) | 325,881 | 2,529,865 | 1,222,003 |
| Distributions | - | - | (1,167,894) | - | - | (1,167,894) |
| Member Incentive Vesting | - | - | - | 192,556 | - | 192,556 |
| Net loss | - | - | - | - | (5,130,484) | (5,130,484) |
| Ending balance at 12/31/24 | 1,000,000 | 11,133 | (2,812,770) | 518,437 | (2,600,619) | (4,883,820) |

See Accompanying Notes to these Unaudited Financial Statements

## REBOOT LABS LLC
## STATEMENT OF CASH FLOWS

| | | Year Ended December 31, | |
|---|---|---|---|
| | | 2024 | 2023 |
| **OPERATING ACTIVITIES** | | | |
| Net Income (Loss) | $ | (5,130,484) | 1,938,109 |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | | | |
| Depreciation Expense | | 464,651 | 143,068 |
| Amortization Expense | | 45,445 | 26,963 |
| Impairment Loss | | - | 13,756 |
| Unit Incentive Compensation Expense | | 192,556 | 77,190 |
| Loss on Asset Disposal | | 319,825 | - |
| Accounts Receivable | | 887,790 | (1,303,271) |
| Prepaid Expenses | | 352,838 | (542,299) |
| Inventory | | 2,567,376 | (9,565,006) |
| Warranty Receivable | | (712,545) | (20,000) |
| Other Current Assets | | 254,671 | (349,444) |
| Accounts Payable | | (2,445,183) | 4,416,089 |
| Accrued Expenses | | 612,777 | 2,978,026 |
| Deferred Revenue | | (5,123,512) | 3,106,795 |
| Sales Tax Payable | | (1,794,488) | 751,326 |
| Royalty Payable | | - | (202,807) |
| Lease Liability | | 3,736,684 | 161,259 |
| Right of Use Asset - Net | | (3,454,922) | (257,695) |
| Other Non-Current Asset | | (116,129) | - |
| *Total Adjustments to reconcile Net Income to Net Cash provided by operations:* | | (4,212,167) | (566,050) |
| *Net Cash provided by (used in) Operating Activities* | | (9,342,651) | 1,372,060 |
| **INVESTING ACTIVITIES** | | - | - |
| Acquisition of Fixed Assets | $ | (1,736,633) | (1,444,753) |
| *Proceeds from sale of fixed assets* | | 15,417 | - |
| *Acquisition of Intangible Assets* | | - | (368,206) |
| *Net Cash provided by (used in) Investing Activities* | | (1,721,216) | (1,812,959) |
| **FINANCING ACTIVITIES** | | | |
| Loan Payable | $ | 11,828,792 | (13,015) |
| Convertible Note | | 250,000 | - |
| Convertible Note - Related Party | | 150,000 | - |
| Notes Payable | | (3,426,579) | 3,462,982 |
| SAFE Notes | | 682,000 | - |
| Member Distributions | | (1,167,894) | (665,815) |
| *Net Cash provided by (used in) Financing Activities* | | 8,316,318 | 2,784,151 |
| Cash at the beginning of period | | 5,559,188 | 3,215,936 |
| Net Cash increase (decrease) for period | | (2,747,549) | 2,343,252 |
| Cash at end of period | | 2,811,640 | 5,559,188 |

See Accompanying Notes to these Unaudited Financial Statements

**NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS**

Reboot Labs LLC ("the Company") d/b/a Plunge, was originally formed as Reboot Franchising LLC in San Francisco, California on January 6, 2020. The Company amended its name to its current name on August 14, 2020. The Company designs, manufactures, and sells cold plunges, saunas, and accessories to customers across the Unites States and internationally. The Company has headquarters and manufacturing facilities in California.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

In 2023 and 2024 one manufacturing company in China manufactured their chillers. In 2025, the Company is working on diversifying their suppliers.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the

inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Observable inputs such as quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3: Unobservable inputs in which little or no market data exists, therefore developed using estimates and assumptions developed by us, which reflect those that a market participant would use.

An impairment loss of $13,756 was recognized for intangible assets as of December 31, 2023. There were no material items that were measured at fair value as of December 31, 2024.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $5,559,188 and $2,811,640 in cash and cash equivalents as of December 31, 2023 and December 31, 2024, respectively.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. The Company evaluates the collectability of the accounts receivable on a customer-by-customer basis.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

As of December 31, 2023 and 2024, the accounts receivable amounts to $1,340,388 and $452,598, respectively.

Warranty Receivable

The Company provides warranties for its products. As of December 31, 2023 and 2024, the Company had a warranty receivable of $20,000 and $732,545, respectively. This receivable relates to costs incurred by the Company to fulfill its warranty obligations to its customers for products where the underlying defect or issue is covered by the warranty provided. The Company has determined that the collection of this receivable is probable and the amount is reasonably estimable.

Inventory

Inventory consisted primarily of raw materials, pre-paid inventory and finished goods. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. For the pre-paid inventory, ownership of the inventory passes to the Company when the goods are shipped. Inventory at December 31,

2023 and December 31, 2024 consisted of the following: raw materials $3,936,256, $5,334,439, pre-paid inventory $7,149,050, $1,388,544, and finished goods $3,316,844, $5,111,791, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2024.

A summary of the Company's property and equipment is below.

| **Property Type** | **Useful Life in Years** | **2023** | **2024** |
|---|---|---|---|
| Computer Equipment and Hardware | 5 | 541,800 | 1,220,027 |
| Mobile Application and Website | 5 | 322,090 | 564,886 |
| Leasehold Improvements | 5-5.25 | 206,578 | 334,432 |
| Manufacturing Molds | 3 | 133,740 | 327,702 |
| Machinery and Equipment | 7 | 223,524 | 311,887 |
| Vehicles | 5 | 150,232 | 150,232 |
| Construction in Progress | - | 133,412 | 139,142 |
| Furnitures and Fixtures | 7 | 17,894 | 40,110 |
| Less Accumulated Depreciation | | (159,917) | (582,326) |
| **Totals** | | **1,569,352** | **2,506,092** |

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues through the sale of products, including cold plunges, saunas, and corresponding supplies and accessories. The Company's primary performance obligation is to deliver the purchased products to customers in accordance with the agreed-upon terms. Payments are generally collected upfront at time of sale. More than 95% of revenue is collected upfront at the time of sale. Additionally, 5% of the Company's revenue from B2B are invoiced and payment is received based on the agreed upon terms. For some transactions where payment is received in advance, revenue is recognized upon shipment, which typically occurs within 1 to 6 weeks depending on SKU lead time. The majority of SKUs have a lead time of one to two weeks. The company deferred revenue of $7,445,744 and $2,322,233 for the years ended 2023 and 2024 respectively for prepaid purchases with remaining performance obligations.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of referral programs, charitable contributions, contractors, digital web software fees, insurance expense, human resource expenses, outsourced customer service, office supplies, office move, royalty, travel and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for incentive units issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of incentive units at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying incentive units exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee incentive unit-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's incentive units on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

| | Total Incentive Units | Weighted Average Fair Value |
|---|---|---|
| Total Incentive Units Outstanding, January 1, 2023 | 109,148 | $6.69 |
| Granted | 32,375 | $14.35 |
| Exercised | - | - |
| Expired / Cancelled | - | - |
| Total Incentive Units Outstanding, December 31, 2023 | 141,523 | $8.45 |
| Granted | 13,000 | $14.35 |
| Exercised | - | - |
| Expired / Cancelled | - | - |
| Total Incentive Units Outstanding, December 31, 2024 | 154,523 | $8.94 |

| | Nonvested Incentive Units | Weighted Average Fair Value |
|---|---|---|
| Nonvested Incentive Units, January 1, 2023 | 50,221 | $9.60 |
| Granted | 32,375 | $14.35 |
| Exercised | - | - |
| Vested | (13,698) | ($5.64) |
| Expired / Cancelled | - | - |
| Total Nonvested Incentive Units, December 31, 2023 | 68,898 | $12.62 |
| Granted | 13,000 | $14.35 |
| Exercised | - | - |
| Vested | (21.735) | $8.86 |
| Expired / Cancelled | - | - |
| Total Nonvested Incentive Units, December 31, 2024 | 60,163 | $14.35 |

Recent Accounting Pronouncements

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

**NOTE 3 – RELATED PARTY TRANSACTIONS**

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

On June 19, 2024, the Company entered into a convertible note agreement with Ryan Duey, a member, founder, and co-CEO of the Company, in the amount of $150,000. See note 5.

**NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS**

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

Sales Tax Payable

Historically, the Company collected and remitted sales taxes based on the locations of its physical presence. However, the June 21, 2018, United States Supreme Court ruling in *South Dakota v. Wayfair, Inc.* established that states may require businesses without a physical presence to collect and remit sales taxes on goods shipped to consumers within those states, thereby overturning prior precedent. Subsequent to this ruling, the Company identified the states in which it exceeded the economic nexus threshold. Management has assessed the potential sales tax exposure resulting from this change and has concluded that the exposure was not significant as of December 31, 2023, and December 31, 2024.

Operating Leases

The Company applies the guidance within Accounting Standards Codification 842, *Leases* ("ASC 842"). Operating lease expenses are allocated between cost of goods sold and operating expenses based on a square footage utilization rate, reflecting the usage of leased space for production/warehousing and office functions.

The lease portfolio includes the following significant agreements:

- Beginning May 1, 2022, the Company commenced a lease with TransPak International Holding Co. Inc. for a 36,915-square-foot office space, with a term of two years and seven months ending December 5, 2024. An expansion was executed on December 13, 2023, for an additional 46,685 square feet under a sublease arrangement, which expired on December 4, 2024. The Company applied 73% of the operating lease expense to production and warehousing costs.

- On June 29, 2024, the Company entered into a lease agreement with Bre-Sierra View Owner LLC for Suite 100, encompassing approximately 100,800 square feet in a building located in Roseville, California. The lease commenced on October 1, 2024, and is scheduled to expire on December 31, 2029 The Company applied 60% of the operating lease expense to production and warehousing costs.

- Most recently, as of December 1, 2024, the Company entered into an agreement with Wright Celebrations, Inc. for the lease of a 40,256-square-foot building to be used for manufacturing, warehousing, and distribution of saunas, with ancillary office space. The term of the lease is two years, beginning December 5, 2024, and ending December 5, 2026.The Company applied 100% of the operating lease expense to production and warehousing costs.

| | Year Ending<br>**2024-12** |
|---|---|
| **Lease expense** | |
| Operating lease expense - COGS | 449,792 |
| Operating lease expense | 288,747 |
| Total | 738,538 |
| | |
| **Other Information** | |
| Operating cash flows from operating leases | 4,781,882 |
| Weighted-average discount rate for operating leases | 2.75% - 3.95% |
| | |
| **Maturity Analysis** | |
| 2025-12 | 1,071,732 |
| 2026-12 | 1,080,469 |
| 2027-12 | 887,591 |
| 2028-12 | 918,657 |
| 2029-12 | 950,810 |
| Total undiscounted cash flows | 4,909,259 |
| Less: Present Value Discount | 445,732 |
| Total lease liabilities | 4,463,527 |

## NOTE 5 – LIABILITIES AND DEBT

**Notes Payable** – On October 27, 2023, the Company entered into a Merchant Cash Advance (MCA) agreement for a term of 12 months. Under the agreement, the entity will purchase future receivables generated by the Company for a maximum purchase amount of $12,000,000, which the Company will remit a percentage of its gross sales as repayments based on the terms outlined in the MCA. As of December 31, 2023 and 2024, the outstanding amounts were $3,462,982 and $36,402, respectively.

**Convertible Notes** – The Company entered into convertible note agreements to fund its operations, bearing an interest rate of 14% with a one-year maturity. The note, issued on August 3, 2024, amounted to $250,000. At maturity, the holder has the option to either demand repayment or convert the outstanding balance into units of the Company. The conversion price will be determined by dividing $100,000,000 by the total number of outstanding and issuable units on the maturity date.

**Convertible Note – Related Party** – The Company also entered into convertible note agreements with a related party, Ryan Duey, co-founder and co-CEO, to fund its operations. The notes were issued on June 19, 2024, for $150,000, bearing an interest rate of 14% with a one-year maturity. Similar to the previous convertible note, upon maturity, the holder may either demand repayment or convert the outstanding amount into units of the Company, with the conversion price calculated by dividing $100,000,000 by the total number of outstanding and issuable units on the maturity date.

**Loans Payable**

- On February 3, 2022, the Company purchased a fixed asset under a commercial retail installment sale contract for a total purchase price of $18,587. A down payment of $3,800 was made at the time of purchase, with the remaining balance financed bearing an interest of 3.54%. As of December 31, 2023 and 2024, the outstanding loan balances were $9,272 and $5,478, respectively.

- On October 10, 2022, the Company acquired an automobile for the total purchase price of $100,649 and financed the purchase with an installment agreement bearing interest at 8.19% from the seller with an initial down payment of $10,000. The loan is scheduled to mature on October 24, 2028. As of December 31, 2023 and 2024, the outstanding balances were $60,350 and $49,540 respectively.

- On August 23, 2024, the Company secured a $12,000,000 credit facility from a third-party lender to support its operations and strategic growth initiatives. The loan accrues interest at a floating rate, with a portion capitalized into principal. The loan matures on the second anniversary of the closing date. As of December 31, 2024, the outstanding balance was $11,843,396.

**Simple Agreements for Future Equity (SAFE)** – During 2024, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at an 85% discount. Each agreement is subject to a valuation cap of 90M.

*Debt Summary*

| | | | | For the Year Ended December 2024 | | | For the Year Ended December 2023 | | |
|---|---|---|---|---|---|---|---|---|---|
| Debt Instrument Name | Principal Amount | Interest Rate | Maturity Date | Current Portion | Non-Current Portion | Total Debt | Current Portion | Non-Current Portion | Total Debt |
| Notes Payable | $36,402 | - | 2025 | $36,402 | - | $36,402 | $3,462,982 | - | $3,462,982 |
| Convertible Note | $250,000 | 14.00% | 2025 | $250,000 | - | $250,000 | - | - | - |
| Convertible Note – Related Party | $150,000 | 14.00% | 2025 | $150,000 | - | $150,000 | - | - | - |
| Loan Payable | $12,105,436 | 3.54% - 9.50% | 2025-2028 | $341,777 | $11,556,637 | $11,898,414 | $14,604 | $55,018 | $69,622 |
| SAFE Notes | $682,000 | - | - | - | $682,000 | $682,000 | - | - | - |
| Total | | | | $778,179 | $12,238,637 | $13,016,816 | $3,477,585 | $55,018 | $3,532,603 |

**NOTE 6 – EQUITY**

The Company is structured as a limited liability company, meaning that the financial responsibility of the Company's Members regarding its financial commitments is restricted to the capital each member has invested in the Company.

A summary of the Company's capital structure as of December 31, 2024 is below:

| Member | Units | Ownership |
|---|---|---|
| Michael Garrett | 600,000 | 60% |
| Ryan Duey | 400,000 | 40% |
| **Total** | **1,000,000** | **100%** |

The Company distributes funds to its members as necessary in order to satisfy the members' estimated income tax liabilities arising from the Company's profits.

**NOTE 7 – SUBSEQUENT EVENTS**

The Company has evaluated events subsequent to December 31, 2024 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 17, 2025, the date these financial statements were available to be issued.

On March 4, 2025, the Company amended its existing loan agreement with a third-party lender, providing access to an additional $3,000,000 in funding. This amendment introduced supplemental tranches of capital with modified terms, improving the Company’s liquidity position. Certain prior provisions were waived or revised, and the amended agreement remains in effect under the original maturity timeline.

During the first quarter of 2025, the Company also raised additional capital through Simple Agreements for Future Equity (SAFE), receiving total proceeds of $520,000. These funds are intended to support working capital and strategic initiatives.